Pantera Global Technology, Inc.



ANNUAL REPORT

10411 Corporate Dr, #208

Pleasant Prairie, WI 53158

www.panteratools.com

This Annual Report is dated April 29, 2022.

BUSINESS

Pantera Global Technology, Inc. (Panteratools.com) is a Delaware C corporation. We are an internet based company servicing the Construction Industry. We provide Web and Mobile based Document, Contact, Bid Management, Project Managment and Risk management software for Owners, General Contractors and Sub Contractors. The product includes Mobile Apps for field communications as well as Project Leads for Subs. The product is a complete end to end, time and money saving technology for the Construction Industry. We are ready to compete against companies that are valued in the billions of dollars and will offer a similar product at 90% less than they charge. This disruptive technology offering will be rolled out with a professional sales and marketing effort funded by this Crowd funded financing.

"The Company, Pantera Global Technology, Inc, generates revenue by providing customized technology solutions throughout the entire construction process to General Contractors, Subcontractors, Retailers and Project Owners. We provide premium, all-in-one construction software for managing their projects, documents, and communications. In addition to our software packages, Pantera can provide hard copy plans shipped directly to Contractors and Subcontractors as well as Subcontractor business document verification and assurance. Our Invitation to Bid is a premier product in the industry. The Project Management product we will launch will be revolutionary. While our client base is mainly located in the United States, we also have clients in Canada, Mexico and Puerto Rico.

The Company's cost of sales/goods includes software, server and programming support, direct operation and programming labor, printing and shipping costs, and document verification software.

The main division of the Company is headquartered in Wisconsin. The Pantera division oversees the software subscription services to General Contractors, and the related printing and construction document services. During the 2016 to 2021 timeframe there were 3 divisions, all operating under the Pantera Global Technology, Inc. EIN and a single tax return.

The company was founded in 2009 as Pantera, LLC, an AZ Limited Liability Company. In December 2013 Pantera Global Technology, Inc. was formed as a Delaware C-corp. The company accounts and financial activity were transitioned from Pantera, LLC to Pantera Global Technology, Inc. in 2014.

In 2015, Pantera acquired an existing company located in Memphis, TN. This dba, Plan Express, focuses on construction plan downloads and hard copy plan distribution both in house and through print partner vendors for General Contractors and Subcontractors. Specific revenues and cost of goods related to this division and considered internal to the Company's financials are "In House Print Income" vs "Print Partner InHouse"; these amounts are excluded from our revenues and costs reported on our tax return. These numbers represent the printing revenues under the Pantera umbrella that are produced by Plan Express in-house equipment as opposed to sending those projects out to a print partner vendor.

In 2016, Pantera acquired an existing company located in the Dallas, Texas area. This dba, ProQual Verified, specialized in Subcontractor business document verification and assurance. Specific revenues and cost of sales related to this division and considered internal to the Company's financials are: "Division Revenue Share" vs "Executive Overhead Costs"; and "Subcontractor Sub Revenue" vs "Programming/Web Costs". The first was a shared Executive Overhead cost based on 10% of ProQual's Vendor Assurance revenues. The second is a proration of Programming costs to support ProQual clients. These amounts are excluded from our revenues and costs reported on our tax return. At the end of 2021, Pantera dissolved the dba ProQual Verified, closed the operation in Texas and absorbed the remaining clients into the main Pantera operations. These line items are not carried forward into the 2022 internal financials.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

The following discussion is based on our final raw data numbers for 2021 fiscal year on an accrual basis. The depreciation and amortization have not been included yet.

Revenue

Pantera has almost returned to pre-pandemic gross revenues in 2021 at $3,085,632. This was an 8.5% increase over 2020 accrual revenues. Compared to 2019 accrued revenues it is only 1.2% less at $35,694 difference. The outside Print and Subscription revenues increased by nearly 9% and 11.5% respectively, while Vendor Assurance decreased by 16%. This was a large factor in downsizing the ProQual Verified division and incorporating it into the Pantera operations at the end of 2021. There was a noticeable 46% gain in plan downloads from 2020 to 2021. The overall gains in revenue were due to the return of the economy as well as marketing campaigns and the return of corporate events.

Cost of sales

Cost of goods/sales in 2021 also increased over 2020 by 7% (From $1,296,212 to $1,440,194). The increases were due to reinstating the pre-pandemic salaries for direct operating and programming labor and year end bonuses, a few new employees as well as Printing and Shipping costs related to increased Printing revenues and paper cost. Printing costs increased around 11%, a slightly larger increase than Print revenues. We greatly decreased the Credentials and Qualification costs associated with Vendor Assurance revenues by 22.5%.

Gross margins

The Gross Profits increased by nearly 10% from 2020 to 2021. The Gross Margins as a percentage of revenues were again consistent between 2020 and 2021 at 49.4% and 50.2% respectively. From 2017 to 2021, Pantera's Gross Margin has been in the 50-52% range; the highest within the last 5 years was 56% in 2016.

Expenses

The Expenses, excluding amortization and depreciation, also increased by 12.7% from 2020 to 2021 from $1,337,102 to $1,525,686. This was significantly affected by return to travel and corporate events, the reinstatement of pre-pandemic salaries, year end bonuses, a few new employees, and increased marketing expenses.

Other Income/Expenses and events

A few things of note, the $317K in PPP funds received in 2020 were forgiven in 2021. A few fully depreciated assets were removed from the Fixed Assets, these included outdated large format copier/printers and servers. At the same time, new Fixed Assets were acquired in the same categories.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are currently generating revenue and profits and will look to use the crowdfunding funds to increase sales. Past cash was primarily generated through sales. Our goal is to increase sales via our recently released project management offering.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $298,582.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $33,300.00

Interest Rate: 1.5%

Maturity Date: December 01, 2026

Creditor: Beryl Zyskind

Amount Owed: $145,833.00

Interest Rate: 0.0%

Maturity Date: May 15, 2025

Creditor: Commercial Capital

Amount Owed: $40,000.00

Interest Rate: 8.0%

Maturity Date: September 25, 2023

Creditor: Cannon financial

Amount Owed: $9,600.00

Interest Rate: 0.0%

Maturity Date: January 01, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: DeWayne Adamson

DeWayne Adamson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO & Co-Founder

Dates of Service: December 31, 2013 - Present

Responsibilities: overseeing all activities of the company from development, to sales and marketing, to HR and overseeing accounting. I deal with fund raising, legal issues, finance and banking. I receive a salary of 250k per year plus a leased car.

Position: Director

Dates of Service: December 31, 2013 - Present

Responsibilities: Oversee the management of the company

Name: Bart Adamson

Bart Adamson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co Founder / COO

Dates of Service: October 31, 2009 - Present

Responsibilities: Oversee production, technology development, employee management and Product.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: DeWayne Adamson

Amount and nature of Beneficial ownership: 2,500,000

Percent of class: 78.0

RELATED PARTY TRANSACTIONS

Name of Entity: Dakota Ranch

Names of 20% owners: Dewayne Adamson

Relationship to Company: Entity owned by DeWayne and Debra Adamson

Nature / amount of interest in the transaction: Pantera pays Dakota Ranch $950 per month to rent a condominium near the company's Wisconsin office for DeWayne Adamson to stay at when he travels there for business.

Material Terms: $950 per month to rent condominium.

OUR SECURITIES

The company has authorized Preferred Stock, Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 96,743 of Common Stock.

Preferred Stock

The amount of security authorized is 9,500,000 with a total of 0 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Preferred Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,488,079 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below

Material Rights

The total amount outstanding includes 100,000 shares to be issued pursant to stock options issued.

The total amount outstanding includes 285,000 shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 500,000 with a total of 216,579 outstanding.

Voting Rights

1 Vote per share

Material Rights

Preferential Dividend Treatment - Holders of Series A Preferred Stock shall be entitled to receive dividends on shares of Series A Preferred Stock in preference and priority to any payment of cash dividend on Common Stock. (See exhibit F for details)

Liquidation Preference - (See exhibit F for details)

Director Rights (pending potential removal)

Restriction on Corporate Action - The corporation may not engage in certain actions without the approval of a majority of holders of Series A Preferred Stock outstanding. (See exhibit F for details)

Conversion Rights - Right to convert at $1.73 per share (See exhibit F for details).

Anti-Dilution Protection - (See exhibit F for details)

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Pantera Global Technology, Inc.

By /s/ *DeWayne Adamson*

Name: <u>Pantera Global Technology, Inc.</u>

Title: President, CEO, Co-Founder and Director

Exhibit A

FINANCIAL STATEMENTS

PANTERA GLOBAL TECHNOLOGY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Pantera Global Technology, Inc.
Pleasant Prairie, Wisconsin

We have reviewed the accompanying financial statements of Pantera Global Technology, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 25, 2022
Los Angeles, California

PANTERA GLOBAL TECHNOLOGY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	298,582	$	342,134
Acccounts Receivable, net		186,519		230,106
Prepaids and Other Current Assets		-		1,710
Total Current Assets		**485,101**		**573,950**
Property and Equipment, net		93,019		29,038
Equity Investment		50,000		-
Security Deposit		3,444		3,444
Deferred Tax Assets		7,034		-
Total assets	**$**	**638,599**	**$**	**606,432**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	14,812	$	10,647
Amount due to Related Parties		18,242		-
Credit Card		32,858		22,065
Current Portion of Loans and Notes		87,860		79,730
Line of Credit		-		-
Other Current Liabilities		63,985		54,961
Total Current Liabilities		**217,757**		**167,403**
Promissory Notes and Loans		159,992		477,322
Deferred Tax Liabilities		49,614		-
Total Liabilities		**427,363**		**644,725**
STOCKHOLDERS EQUITY				
Common Stock		289		289
Series A Preferred Stock		22		22
Additional Paid In Capital		613,786		613,545
Retained Earnings/(Accumulated Deficit)		(402,861)		(652,148)
Total Stockholders' Equity		**211,235**		**(38,293)**
Total Liabilities and Stockholders' Equity	**$**	**638,599**	**$**	**606,432**

See accompanying notes to financial statements.

PANTERA GLOBAL TECHNOLOGY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 3,085,632	$ 2,823,136
Cost of Goods Sold	1,537,194	1,428,170
Gross Profit	1,548,438	1,394,966
Operating Expenses		
General and Administrative	1,440,194	1,296,212
Sales and Marketing	85,492	40,890
Total Operating Expenses	1,525,686	1,337,102
Operating Income/(Loss)	22,752	57,865
Interest Expense	2,349	7,710
Other Loss/(Income)	(316,394)	(30,548)
Income/(Loss) before provision for income taxes	336,797	80,703
Provision/(Benefit) for income taxes	87,510	-
Net Income/(Net Loss)	**$ 249,287**	**$ 80,703**

See accompanying notes to financial statements.

PANTERA GLOBAL TECHNOLOGY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Series A Preferred Stock		Additional Paid In Capital	Retained Earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	2,886,500	$ 289	216,579	$ 22	$ 613,353	$ (732,851)	$ (119,188)
Share-Based Compensation					191		191
Net Income/(Loss)						80,703	80,703
Balance—December 31, 2020	2,886,500	289	216,579	22	613,545	$ (652,148)	$ (38,293)
Share-Based Compensation					241		241
Net Income/(Loss)						249,287	249,287
Balance—December 31, 2021	2,886,500	$ 289	216,579	$ 22	$ 613,786	$ (402,861)	$ 211,235

See accompanying notes to financial statements.

PANTERA GLOBAL TECHNOLOGY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	249,287	$	80,703
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,200		1,200
Share-based Compensation		241		191
Changes in operating assets and liabilities:				
Accounts Receivable, net		43,587		6,318
Prepaid Expenses		1,710		(110)
Accounts Payable		4,165		(9,419)
Amount due to Related Parties		18,242		-
Credit Cards		10,792		(41,579)
Other Current Liabilities		9,024		(5,581)
Security Deposit		-		476
Deferred Tax Assets/Liabilities		42,580		
Net cash provided/(used) by operating activities		**380,829**		**32,199**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Property and Equipment		(65,181)		-
Acquisition of Equity interest in a legal entity		(50,000)		-
Net cash provided/(used) in investing activities		**(115,181)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Line of Credit		-		(75,127)
Borrowing on Promissory Notes and Loans		(309,200)		287,557
Net cash provided/(used) by financing activities		**(309,200)**		**212,429**
Change in Cash		(43,552)		244,628
Cash—beginning of year		342,134		97,506
Cash—end of year	**$**	**298,582**	**$**	**342,134**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,349	$	7,710
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pantera Global Technology Inc. was incorporated on December 31, 2013, in the state of Delaware. The financial statements of Pantera Global Technology Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pleasant Prairie, Wisconsin.

Pantera Global Tech is a SaaS internet company providing bid management and project management software to owners, general contractors, and sub-contractors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $48,582 and $92,134.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers and Office Equipment	5-7 years
Furniture	5-7 years
Machinery	5-7 years
Servers and Web Equipment	5-7 years
Tenant Improvements	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Pantera Global Technology Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its bid management and project management software to owners, general contractors, and sub-contractors.

Cost of sales

Costs of goods sold include subcontractors, payrolls, and printing costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $85,492 and $40,890, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Employee Advance	-	1,710
Total Prepaids and Other Current Assets	$ -	$ 1,710

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Liabilities	2,550	1,155
Tax Payable	4,873	875
Income Tax Payable	44,930	
Accured Expenses	11,633	52,932
Total Other Current Liabilities	$ 63,985	$ 54,961

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computers and Office Equipment	$ 17,416	$ 25,603
Furniture	5,570	5,570
Machinery	233,609	151,671
Servers and Web Equipment	91,768	100,338
Tenant Improvements	30,310	30,310
Property and Equipment, at Cost	**378,673**	**313,492**
Accumulated Depreciation	(285,653)	(284,453)
Property and Equipment, Net	**$ 93,019**	**$ 29,038**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $1,200 and $1,200 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 2,886,500 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 216,579 shares of Preferred Shares have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 560,321 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	70,000	$ 0.04	-
Granted	10,000		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	80,000	$ 0.04	6.12
Exercisable Options at December 31, 2020	80,000	$ 0.04	6.12
Granted	-	$	-
Execised	-	$	-
Expired/Cancelled	-	$	-
Outstanding at December 31, 2021	80,000	$ 0.04	5.12
Exercisable Options at December 31, 2021	80,000	$ 0.04	5.12

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $241 and $191, respectively.

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 317,000	1.00%	04/30/2020	Forgiven in 2021	$ -	$ -	$ -	$ -	$ -	$ 264	$ 264	$ -	$ 317,000	$ 317,000
SBA-EIDL Loan	$ 33,300	3.75%	2020	2025	$ 1,249	$ 1,249	$ 6,660	$ 26,640	$ 33,300	$ 104	$ 104	$ 6,660	$ 26,640	$ 33,300
Stock Redemption Agreement - Beryl Zyskind	$ 200,000	0.00%	6/8/2019	6/8/2023	$ -	$ -	$ 49,404	$ 86,013	$ 135,417	$ -	$ -	$ 49,404	$ 96,429	$ 145,833
Leasing Contract - 180700	$ 53,000	not set	10/25/2018	09/25/2023	$ -	$ -	$ 11,833	$ 7,968	$ 19,801	$ -	$ -	$ 11,833	$ 18,626	$ 30,460
Leasing Contract - 180701	$ 53,000	not set	10/25/2018	09/25/2023	$ -	$ -	$ 11,833	$ 7,968	$ 19,801	$ -	$ -	$ 11,833	$ 18,626	$ 30,460
Leasing Contract - Canon Financial	$ 9,685	not set	01/13/2021	01/13/2026	$ -	$ -	$ 2,160	$ 7,525	$ 9,685	$ -	$ -	$ -	$ -	$ -
Leasing Contract - RJ Young-H4J200-01	$ 29,850	not set	12/29/2021	01/29/2027	$ -	$ -	$ 5,970	$ 23,880	$ 29,850	$ -	$ -	$ -	$ -	$ -
Total					$ 1,249	$ 1,249	$ 87,860	$ 159,992	$ 247,853	$ 368	$ 368	$ 79,730	$ 477,322	$ 557,052

On June 15, 2021, the Company received forgiveness for the PPP loan disbursed in April 2020, in the full amount, $317,000.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 87,860
2023	116,732
2024	14,784
2025	19,856
2026	8,124
Thereafter	497
Total	$ 247,853

8.   INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

		12/31/2021
Current:		
Federal, state, and local	$	44,930
Foreign	$	-
Total	$	44,930
Deferred		
Federal, state, and local	$	42,580
Foreign	$	-
Total non-current expense (benefit)	$	42,580
Total	$	87,510

Deferred tax assets (liabilities) comprised the following:

Operating Accruals	$	(42,580)
Total	$	(42,580)

Total deferred tax assets and deferred tax liabilities were as follows:

Current		
Deferred Tax Assets	$	7,034
Deferred Tax Liabilities	$	(49,614)
Net current deferred tax asset	$	(42,580)

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets.

9.   RELATED PARTY

Pantera Global Technology has rented a condo for Dewayne Adamson near the Wisconsin office due to frequent travel since the beginning of the Company. In 2016, the Company started renting a condo, for $950/month, that is owned by Dakota Ranch, a disregarded entity owned by Dewayne and Debra Adamson. This arrangement has been disclosed to our 401K manager, as required.

During 2021, the company acquired 5% of equity interest in a company called Lunar Door, for a total $50,000, which is reported under the Equity Investment in the balance sheet.

During 2021, a shareholder, Bart Adamson used his personal funds to cover the Company's expenses, which was not reimbursed until January 2022.

There are no other related party transactions.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On February 3, 2015, the company entered into a lease agreement with Executive Plaza to rent premises. The term of the agreement is until December 31, 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 29,928
2023	-
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 29,928**

Rent expenses were in the amount of $73,749 and $83,960 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 25, 2022, which is the date the financial statements were available to be issued.

On January 26, 2022, the Company granted an additional 20,000 stock options to one of its employees.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, DeWayne Adamson , Principal Executive Officer of Pantera Global Technology, Inc., hereby certify that the financial statements of Pantera Global Technology, Inc. included in this Report are true and complete in all material respects.

DeWayne Adamson

President, CEO, Co-Founder and Director